March 29, 2023         TSX:  SAM

OTCQB: SHVLF
FSE: V4JA

STARCORE Announces Voluntary Withdrawal From OTCQB

No Impact on Canadian Public Disclosure

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (OTCQB: SHVLF) (FSE: V4JA) (“Starcore” or “the Company”) today announced that as part of its ongoing efforts to reduce costs, it will voluntarily withdraw its common shares from quotation on the OTCQB, effective prior to the opening of the markets on March 31, 2023.

The Company expects its common shares may thereafter be eligible for quotation on the Pink tier of OTC Markets Group if market makers commit to making a market in the Company's shares. The Company can provide no assurance that trading in its common shares will continue on the OTC Markets Group or otherwise. For quotes or additional information on the OTC Pink market, please visit http://www.otcmarkets.com.

The Company's shares will continue to trade on the Toronto Stock Exchange (TSX) and the Frankfurt Stock Exchange (FSE).

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD

(sgd.) “Robert Eadie”
Robert Eadie, Chief Executive Officer

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Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: www.starcore.com

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone:  (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release

Cautionary Note Regarding Forward-Looking Statements

The information discussed in this press release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included herein concerning, among other things, changes to exchange rates and their impact on the Company, planned capital expenditures, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties and are not (and should not be considered to be) guarantees of future performance. Refer to our risk factors set forth in our reports filed on Edgar. The Company disclaims any obligation to update any forward-looking statement made here.

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Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: www.starcore.com